Exhibit 4

January 25, 2012

ING Groep N.V., Amsterdam, The Netherlands, and its subsidiaries and affiliates (collectively, “ING”), will not, without the prior approval of the Board or its staff, directly or indirectly:

1.	Exercise or attempt to exercise a controlling influence over the management or policies of Capital One Financial Corporation (“Capital One”), McLean, Virginia, or any of its subsidiaries;

2.	Have or seek to have more than one representative of ING serve on the board of directors of Capital One or any of its subsidiaries;

3.	Permit any representative of ING who serves on the board of directors of Capital One or any of its subsidiaries to serve:

i.	as the chairman of the board of directors of Capital One or any of its subsidiaries;

ii.	as the chairman of any committee of the board of directors of Capital One or any of its subsidiaries;

iii.	as a member of any committee of the board of directors of Capital One or any of its subsidiaries if the ING representative occupies more than 25 percent of the seats on the committee;

iv.	as a member of any committee that has the authority or practical ability unilaterally to make (or block the making of) policy or other decisions that bind the board or management of Capital One or any of its subsidiaries;

4.	Have or seek to have any employee or representative of ING serve as an officer, agent, or employee of Capital One or any of its subsidiaries;

5.	Take any action that would cause Capital One or any of its subsidiaries to become a subsidiary of ING;

6.	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the ING own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Capital One or any of its subsidiaries;

7.	Own or control equity interests that would result in the combined voting and nonvoting equity interests of ING and its officers and directors to equal or exceed 25 percent of the total equity capital of Capital One or any of its subsidiaries, except that, if ING and its officers and directors own, hold, or have the power to vote less than 15 percent of the outstanding shares of any classes of voting securities of Capital One, ING and its officers and directors may own or control equity interests greater than 25 percent, but in no case more than 33.3 percent, of the total equity capital of Capital One or any of its subsidiaries;

8.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Capital One or any of its subsidiaries;

9.	Enter into any agreement with Capital One or any of its subsidiaries that substantially limits the discretion of Capital One’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

10.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Capital One or any of its subsidiaries;

11.	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Capital One or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Capital One or any of its subsidiaries; or

12.	Enter into any other banking or nonbanking transactions with Capital One or any of its subsidiaries, except that:

i.	ING may establish and maintain deposit accounts with Capital One or any of its subsidiaries, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Capital One;

ii.	ING may satisfy the contractual relationships itemized in Part A of the Addendum;

iii.	ING may hold until maturity the current portfolio of bonds and mortgage-backed securities issued by Capital One affiliates itemized in Part B of the Addendum.

In addition, ING and each of its subsidiaries and affiliates commit to the following:

13.	ING and each of its subsidiaries and affiliates agree to provide all information, without regard to whether such information is located within or without the United States, requested in connection with any investigation, action, or proceeding by the Board relating to:

i.	enforcement or possible enforcement of the Bank Holding Company Act of 1956, as amended, 12 U.S.C. § 1841 et seq. (“BHC Act”), or the Change in Bank Control Act of 1978, as amended, 12 U.S.C. § 1817(j) (“CIBC Act”); and

ii.	the ownership or control by ING of equity interests in Capital One.

14.	ING and each of its subsidiaries and affiliates consent and submit to the personal jurisdiction of any federal court of competent jurisdiction and of the Board for purposes of any investigation or possible investigation, action, subpoena, examination, or proceeding relating to the administration or enforcement of these commitments, the BHC Act, or the CIBC Act. For purposes of this Commitment, ING shall at all times maintain in the United States a designated agent, acceptable to the Board, to accept service on its behalf, including service of any process, notice, order, or subpoena. ING and each of its subsidiaries and affiliates designate ING Financial Holdings Corporation, located at 1325 Avenue of the Americas, New York, New York 10019, Attn: General Counsel, as agent to accept such service, and will not change this designation without notice to and consent of the Board.

The terms used in these commitments have the same meanings as set forth in the BHC Act and the Board’s Regulation Y. For purposes of these commitments, “Investor” includes any subsidiary or affiliate of the Investor.

Nothing in these commitments releases ING from compliance with the CIBC Act and any regulations thereunder for any subsequent acquisition or increase in the percentage ownership of any class of voting shares of Capital One.

ING understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions related to ING’s acquisition of up to 9.9 percent of voting shares of Capital One, and, as such, may be enforced in proceedings under applicable law.

ING GROEP N.V.

By: /s/ C. Blokbergen
Name: C. Blokbergen
Title: Head CLD

By: /s/ H.J. Bruisten
Name: H.J. Bruisten
Title: Assistant General Counsel

3